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Attention:	Larry Spirgel, Assistant Director
Robert Littlepage
Christie Wong
Ajay Koduri

Re:	Care.com, Inc.
Registration Statement on Form S-1
CIK No. 0001412270

Ladies and Gentlemen:

On behalf of Care.com, Inc. (the “Company”), submitted herewith for public filing is the Company’s Registration Statement on Form S-1 (the “Registration Statement”).  The Registration Statement has been revised to reflect the Company’s responses to the comment letter dated November 26, 2013 submitted by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Amendment No. 2 to the Company’s Draft Registration Statement on Form S-1 (“Amendment No. 2”), which was previously submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act. For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of the Registration Statement, five of which have been marked to show changes from Amendment No. 2, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Prospectus Summary, page 1

1.                                      We note your disclosure on pages 2 and 69 regarding the consumer gross spend metrics for other industry marketplace. Please revise to explain the relevance of these metrics to your business.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised pages 2 and 69 of the Registration Statement to provide such disclosure.

Exhibit 23.1: Consent of Independent Registered Public Accountant

2.                                      We note that the audit report date of September 13, 2013 in the registration statement does not match the date referenced in the filed consent (September 12, 2013), please refile a new consent from Ernst and Young LLP, Boston, Massachusetts.

Response:  The Company respectfully acknowledges the Staff’s comment and has filed as Exhibit 23.1 to the Registration Statement a new consent from Ernst and Young LLP reflecting the audit report date of September 13, 2013.

We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (781) 434-6612 or by fax at (781) 434-6601 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Susan L. Mazur

Susan L. Mazur
of LATHAM & WATKINS LLP

Enclosure

cc:	Sheila Lirio Marcelo, Care.com, Inc.
John Leahy, Care.com, Inc.
Diane Musi, Care.com, Inc.
Patrick O’Brien, Ropes & Gray LLP
Thomas Holden, Ropes & Gray LLP
John H. Chory, Latham & Watkins LLP
Stephen W. Ranere, Latham & Watkins LLP